E.C.

SEC
Mail Processing
Section

MAR 04 2019

Washington DC
413

19006301

ON

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
| Estimated average burden hours per response...... | 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5 PART III

| SEC FILE NUMBER |
|---|
| 8-42677 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CLARK NOBIL & CO.

DBA / Nobil, Clark Morris

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2500 E HALLANDALE BEACH BLVD., PH-5

(No. and Street)

HALLANDALE (City) FL (State) 33009 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CLARK NOBIL 954 458-9000 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROBERT H GARICK, CPA LLC

(Name – *if individual, state last, first, middle name*)

19987 VILLA LANTE PLACE (Address) BOCA RATON (City) FL (State) 33434 (Zip Code)

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

# OATH OR AFFIRMATION

I, CLARK NOBIL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CLARK NOBIL & CO., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

SOLE PROPRIETOR

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of Florida
County of Miami-Dade
Sworn to (or affirmed) and subscribed before me this 25 day of 02, 2019, by Clark Nobil (name of person making statement).

- [ ] Personally known to me
- [x] Produced Identification
Type of Identification Produced FL DL exp: 08|18|2022

Notary Signature

Title NOTARY PUBLIC

My appointment expires 02|15|2021

Tatiana Zarrabeitia
Notary Public
State of Florida
My Commission Expires 02/15/2021
Commission No. GG 73336

# CLARK NOBIL & CO.

## STATEMENT OF FINANCIAL CONDITION

## DECEMBER 31, 2018

### ASSETS

| | |
|---|---|
| **CURRENT ASSETS:** | |
| Cash | $ 54,552 |
| Commissions Receivable | 2,800 |
| **TOTAL CURRENT ASSETS** | $ 57,352 |

### LIABILITIES

| | |
|---|---|
| **CURRENT LIABILITIES:** | |
| Accrued Expenses | $ 140 |

### SOLE PROPRIETOR'S EQUITY

| | |
|---|---|
| **EQUITY** | $ 57,212 |

See accompanying notes to financial statements.

Robert H. Garick, CPA, LLC
ACCOUNTANTS / ADVISORS

19987 Villa Lante Place Boca Raton, FL 33434 • T: 561.504.5041 • F: 561.883.1724 • W: www.robertgarickcpa.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Proprietor of

Clark Nobil & Co.

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of Clark Nobil & Co. as of December 31, 2018, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Clark Nobil & Co. as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of Clark Nobil & Co.'s management. Our responsibility is to express an opinion on Clark Nobil & Co.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Clark Nobil & Co. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Robert H. Garick, CPA, LLC

We have served as Clark Nobil & Co.'s auditor since 2016.

Boca Raton, Florida

February 9, 2019